CKE RESTAURANTS, INC. AND SUBSIDIARIES

EXHIBITS AND REPORTS ON FORM 8-K

(Dollars in thousands)

Exhibit 12.1

Computation of Ratios

	Sixteen Weeks Ended
	May 19, 2003	May 20, 2002
Income (loss) before fixed charges:
Income (loss) from continuing operations	$(3,702)	$12,971
Fixed charges	21,514	21,047

	$17,812	$34,018

Fixed charges:
Interest expense	$12,176	$13,049
Interest expense component of rent expense (1)	9,338	7,998

	$21,514	$21,047

Fixed charges coverage ratio	0.83	1.6X

(1) Calculated as one-third of rent expense